                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                                  GENESYS S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 ORDINARY SHARES, NOMINAL VALUE EUR 5 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37185M100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

FOR UNIVERSAL CAPITAL PARTNERS SA:         FOR PART'COM S.A. AND IN-COM S.A.:
         PIERRE BESNAINOU                          JEFFREY N. OSTRAGER
C/O UNIVERSAL CAPITAL PARTNERS SA       CURTIS, MALLET-PREVOST, COLT & MOSLE LLP
         120 AVENUE LOUISE                           101 PARK AVENUE
       1050 BRUSSEL, BELGIUM                     NEW YORK, NEW YORK 10178
           00-32-2-649-2455                          (212) 696-8801

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  MARCH 25, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37185M100


------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        UNIVERSAL CAPITAL PARTNERS SA
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]
        (SEE INSTRUCTIONS)                                              (b)[ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                              [ ]
------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Organized under the laws of Belgium
------- -----------------------------------------------------------------------
                                      7    SOLE VOTING POWER
                                           1,800,000 shares
                                      -----------------------------------------
                                      8    SHARED VOTING POWER
  NUMBER OF SHARES
    VOTING POWER                           0 shares
    BENEFICIALLY
   OWNED BY EACH                      -----------------------------------------
     REPORTING                        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                                1,800,000 shares
                                      -----------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           0 shares
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

        1,800,000 shares
------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [ ]
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.68 %
------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
-------------------------------------------------------------------------------

CUSIP No. 37185M100

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Part'Com S.A.
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]
        (SEE INSTRUCTIONS)                                              (b)[ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                              [ ]
------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Organized under the laws of France
------- -----------------------------------------------------------------------
                                      7    SOLE VOTING POWER
                                           423,756 shares
                                      -----------------------------------------
                                      8    SHARED VOTING POWER
  NUMBER OF SHARES
    VOTING POWER                           165,185 shares
    BENEFICIALLY
   OWNED BY EACH                      -----------------------------------------
     REPORTING                        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                                423,756 shares
                                      -----------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           165,185 shares
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

        588,941 shares
------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [ ]
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.8 %
------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        HC, CO
------- -----------------------------------------------------------------------

CUSIP No. 37185M100

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        In-Com S.A.
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]
        (SEE INSTRUCTIONS)                                              (b)[ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                              [ ]
------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Organized under the laws of France
------- -----------------------------------------------------------------------
                                      7    SOLE VOTING POWER
                                           0 shares
                                      -----------------------------------------
                                      8    SHARED VOTING POWER
  NUMBER OF SHARES
    VOTING POWER                           165,185 shares
    BENEFICIALLY
   OWNED BY EACH                      -----------------------------------------
     REPORTING                        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                                0 shares
                                      -----------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           165,185 shares
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

        165,185 shares
------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [X]
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.1 %
------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
------- -----------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

     This statement relates to the ordinary shares, nominal value EUR 5 per share ("Shares") of Genesys S.A. (the "Issuer") having its principal executive office at L'Acropole, 954/980, avenue Jean Mermoz, 34000 Montpellier Cedex, France.


ITEM 2.    IDENTITY AND BACKGROUND.

     This statement is being filed by the following reporting persons (each, a "Reporting Person"):

            Universal Capital Partners SA ("Universal")
            (principal business: holding company)
            a Belgium limited company under N(degree)653747
            120 avenue Louise
            1050 Brussels
            Belgium

            Part'Com S.A. ("Part'Com")
            a French corporation (societe anonyme)
            (principal business: operating company)
            with a business address located at
            Tour Maine Montparnasse,
            33 avenue du Maine,
            75755 Paris cedex 15
            France

            In-Com S.A. ("In-Com")
            a French corporation (societe anonyme)
            (principal business: operating company)
            with a business address located at
            Tour Maine Montparnasse
            33 avenue du Maine
            75755 Paris cedex 15
            France

         In-Com is a wholly-owned subsidiary of Part'Com.

         The identity and background and other information called for by Items 2-6 of this Schedule 13D with respect to each director, executive officer and principal shareholder of Universal, Part'Com and In-Com is listed on Schedule A (each, a "Related Person"), which is incorporated herein by reference.

     During the five years prior to the date hereof, neither the Reporting Persons nor any of their respective Related Persons have been convicted in a criminal proceeding nor been party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price for the 1,800,000 Shares held by Universal was 3,154,592 euros paid from Universal's working capital.

         The aggregate purchase price for the 423,786 Shares and 33,000 presently exercisable warrants (representing 16,500 Shares, upon exercise) which are directly owned by Part'Com was 4,034,389 euros, which was paid from Part'Com's working capital.

         The aggregate purchase price for the 165,185 Shares held by In-Com was 1,104,056 euros, which was paid from In-Com's working capital.

ITEM 4.    PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the Shares for investment purposes, and may acquire additional Shares depending upon market opportunities and the prevailing market price, subject to the provisions of the Letter Agreement as described in Item 6 below. Universal may seek the appointment of one or more persons as members of the board of directors of the Issuer. Subject to the foregoing, the Reporting Persons and, to the best of their knowledge, their respective Related Persons have no present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they each deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares or selling some or all of their Shares or changing their intention with respect to any and all matters referred to in this Item 4.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in this Item 5 relates to the Shares. The number and percentage of Shares held by Universal, Part'Com and In-Com are set forth on each such Reporting Person's cover page to this Schedule 13D. Information from the Issuer's web-site indicates that there were 15,409,933 Shares outstanding as of March 26, 2003 (the "Outstanding Shares"), which updates the 15,271,064 Shares reported as outstanding as of December 31, 2001 in the Issuer's Form 20-F filed on June 12, 2002.

     (a) Universal beneficially owns an aggregate of 1,800,000 Shares, representing 11.68% of the Outstanding Shares. The aggregate number of Shares reported as beneficially owned by Universal does not include Shares beneficially owned by Part'Com and In-Com, as to which Universal disclaims beneficial ownership.

         In-Com beneficially owns 165,185 Shares, or 1.1% of the Outstanding Shares. Part'Com beneficially owns 588,941 Shares, or 3.8% of the Outstanding Shares, which includes the 165,185 Shares beneficially owned by In-Com, its wholly-owned subsidiary, and 16,500 Shares which are subject to 33,000 presently exercisable warrants held by Part'Com. The aggregate number of Shares reported as beneficially owned by In-Com and Part-Com does not include Shares beneficially owned by Universal, as to which Part'Com and In-Com each disclaim beneficial ownership.

         Based on the information provided herein, the aggregate number of Shares beneficially owned by the Reporting Persons is 2,388,941 Shares, representing 15.5% of the Outstanding Shares. In addition, CDC Finance CDC Ixis ("CDC Ixis"), Part-Com's parent company, beneficially owns 238,308 Shares, or 1.5% of the Outstanding Shares, as described more fully in footnote 3 on Schedule A-2.

     (b) Universal has the sole power to vote (or direct the vote of) and dispose of (or direct the disposition of) the Shares beneficially owned by it. Part'Com has the sole power to vote (or direct the vote of) and dispose of (or direct the disposition of) 423,756 Shares beneficially owned by it. Part'Com and In-Com each share the power to vote (or direct the vote of) and dispose of (or direct the disposition of) 165,185 Shares.

     (c) Transactions in the Shares beneficially owned by Universal which have been effected during the last 60 days are set forth on Schedule B hereto and incorporated herein by reference. Transactions in the Shares beneficially owned by Part'Com and In-Com which have been effected during the last 60 days are set forth on Schedule C hereto and incorporated herein by reference.

     (d) Other than CDC Ixis, which has the right, directly and indirectly, to direct the disposition of dividends from, or the proceeds from the sale of, Shares owned by Part'Com and In-Com, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by the Reporting Persons or their Related Persons.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Universal, Part'Com and In-Com entered into a letter agreement, effective as of March 24, 2003 (the "Letter Agreement"), regarding the establishment of a group to influence the policies of the Issuer and to otherwise act in concert in accordance with section L. 233-10 of the French Commercial Code with respect to their shareholdings in the Issuer. The Letter Agreement (a translation of which is attached as Exhibit 99.2 to this Schedule
13D) provides that it will apply for so long as any of the Reporting Persons holds at least 3.5% of the share capital or voting rights of the Issuer, subject to a maximum term of twelve months or earlier termination in the event that the Reporting Persons, either individually or in the aggregate, acquire more than 30.0% of the share capital and/or voting rights of the Issuer.

         Pursuant to the terms of the Letter Agreement, the parties (collectively referred to in the Letter Agreement as the "Group") reciprocally undertook to inform the other parties of any plan of acquisition, subscription or transfer of Shares prior to the execution of any such transaction on or off the market. In addition, the parties agreed that the Group could not in any case hold more than 30% of the capital and/or the voting rights of the Issuer and if, following the acquisition by whatever manner of Shares by one of the parties, the accumulated amount of the respective holdings of the groups comprising the Group becomes greater than 30% of the capital and/or the voting rights of the Issuer, the Group would cease as a matter of law without the need for any formality.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1    Joint Filing Agreement, dated April 4, 2003.


Exhibit 99.2 Letter Agreement, effective March 24, 2003, between Part'Com, In-Com and Universal.

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2003



UNIVERSAL CAPITAL PARTNERS SA

/s/ Pierre Besnainou
--------------------------------
    Pierre Besnainou
    Managing Director




PART'COM S.A.

/s/    Henri de Lapparent
--------------------------------
       Henri de Lapparent
       Chairman and Chief Executive Officer




IN-COM S.A.

/s/    Erik de la Riviere
--------------------------------
       Erik de la Riviere
       Chief Executive Officer

                                                                      SCHEDULE A

                                  SCHEDULE A-1

        UNIVERSAL PRINCIPAL SHAREHOLDER, DIRECTORS AND EXECUTIVE OFFICERS



                                                         BENEFICIAL OWNERSHIP OF
NAME                  RELATIONSHIP TO UNIVERSAL             ISSUER SHARES (1)
----                  -------------------------             -----------------
Pierre Besnainou      Chairman and Chief Executive Officer         -0-

Financiere Multimedia Principal Shareholder (2)                    -0-

-------------------


(1) Excluding the 1,800,000 Shares beneficially owned by Universal.

(2) Universal Capital Partners is a wholly-owned subsidiary of Financiere Multimedia, a French corporation (principal business: holding company), with a registered office located at 43 rue St Georges, 75009 Paris, France. Financiere Multimedia is controlled by Mrs Evelyne Besnainou and Mr Pierre Besnainou.





                                  SCHEDULE A-2

        PART'COM PRINCIPAL SHAREHOLDER, DIRECTORS AND EXECUTIVE OFFICERS


                                                         BENEFICIAL OWNERSHIP OF
NAME                     RELATIONSHIP TO PART'COM           ISSUER SHARES (1)
----                     ------------------------           -----------------

Henri de Lapparent       Chairman and                              -0-
                         Chief Executive Officer

CDC Finance CDC Ixis     Principal Shareholder (2)               238,308 (3)

Michel Dupon             Board Member                              -0-

Willy Stricker           Board Member                              -0-

CDC IXIS Private Equity  Board Member                              -0-

Albert Ollivier          Board Member                              -0-

Antoine Lissowski        Board Member                              -0-

Franck Silvent           Board Member                              -0-

-------------------


(1)  Excluding the 588,941 Shares beneficially owned by Part-Com.

(2) Part'Com is a wholly-owned subsidiary of CDC Finance CDC Ixis ("CDC Ixis"), a French corporation (societe anonyme) (principal business: operating company), with a business address located at 26/28 Rue Neuve Tolbiac 75658 Paris Cedex 13, France. Caisse des Depots et Consignations ("CDC"), a French public-sector institution, holds a 70% interest in CDC Ixis. CDC (principal business: parent/holding company) has a business address located at 56 Rue de Lille, 75356 Paris 07 SP, France.

(3) CDC Ixis has direct and indirect beneficial ownership of 238,308 Shares, or 1.5% of the Outstanding Shares. The aggregate purchase price for those 238,308 Shares was 2,688,962 euros, which was paid from working capital. The Shares beneficially owned by CDC Ixis were acquired for investment purposes. CDC Ixis has the sole power to vote (or direct the vote of) and dispose of (or direct the disposition of) those 238,308 Shares. CDC Ixis has not effected any transactions in Shares of the Issuer in the 60 days prior to the date of this filing.

                                  SCHEDULE A-3

         IN-COM PRINCIPAL SHAREHOLDER, DIRECTORS AND EXECUTIVE OFFICERS



                                                         BENEFICIAL OWNERSHIP OF
NAME                     RELATIONSHIP TO IN-COM             ISSUER SHARES (1)
----                     ----------------------             -----------------
Pierre de Fouquet        Chairman                                  -0-

Erik de la Riviere       Chief Executive Officer                   -0-

Part'Com S.A.            Principal Shareholder (2)               423,756

CEPME                    Board Member                              -0-

CDR-Participations       Board Member                              -0-

Financiere Natexis       Board Member                              -0-

Delfinances              Board Member                              -0-

Part'Com                 Board Member                              -0-

S.P.E.F.                 Board Member                              -0-

Sparaxis                 Board Member                              -0-

Willy Stricker           Board Member                              -0-

-------------------


(1)  Excluding the 165,185 Shares beneficially owned by In-Com.

(2)  In-Com is a wholly-owned subsidiary of Part-Com.

                                                                      SCHEDULE B



           TRANSACTIONS IN SHARES BY UNIVERSAL DURING THE PAST 60 DAYS
     ----------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------------
                             DAILY AMOUNT OF   CUMULATED     PRICE PER
  DATES OF                     SECURITIES        SHARES       SHARE
TRANSACTION    NAME OF ISSUER   INVOLVED         OWNED       (IN EURO)        MARKET PLACE             TRANSACTION EFFECTED BY
---------------------------------------------------------------------------------------------------------------------------------
03/17/2003     Genesys SA        697,000          697,000       1.28       Paris Stock exchange(1) UCP through Deutsche Bank  Paris

03/18/2003     Genesys SA         59,000          756,000       1.40       Paris Stock exchange    UCP through Deutsche Bank Paris

03/19/2003     Genesys SA        244,000        1,000,000       1.65       Paris Stock exchange    UCP through Deutsche Bank Paris

03/21/2003     Genesys SA        300,000        1,300,000       1.83       Paris Stock exchange    UCP through Deutsche Bank Paris

03/24/2003     Genesys SA        120,000        1,420,000       1.94       Paris Stock exchange    UCP through Deutsche Bank Paris

03/26/2003     Genesys SA        380,000        1,800,000       2.62       Paris Stock exchange    UCP through Deutsche Bank Paris
---------------------------------------------------------------------------------------------------------------------------------

(1) : ACQUISITION OF A STAKEHOLDING

                                                                      SCHEDULE C





      TRANSACTIONS IN SHARES BY PART'COM AND IN-COM DURING THE PAST 60 DAYS
     ----------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------------------------
                             DAILY AMOUNT OF   CUMULATED     PRICE PER
  DATES OF                     SECURITIES        SHARES       SHARE
TRANSACTION    NAME OF ISSUER   INVOLVED         OWNED       (IN EURO)        MARKET PLACE             TRANSACTION EFFECTED BY
---------------------------------------------------------------------------------------------------------------------------------

03/25/2003     Genesys SA        62,499         387,286         1.94       Paris Stock exchange          Deutsche Bank Paris

03/26/2003     Genesys SA        20,000         407,286         2.625      Paris Stock exchange          Deutsche Bank Paris

---------------------------------------------------------------------------------------------------------------------------------